EX-1.01 2 exhibit101.htm EXHIBIT 1.01

Exhibit 1.01

MOTORCAR PARTS OF AMERICA, INC.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013, a copy of which is posted on the Company’s website at www.motorcarparts.com/content/corporate-governance, is presented  by Motorcar Parts of America, Inc. (the “Company” or “we”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (the “SEC”) on August 22, 2012 to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals which are necessary to the functionality or production of their products.

After conducting a due diligence inquiry described in this report, the Company has concluded that the only Conflict Mineral (as defined in Item 1.01(d)(3) of Form SD) which is contained in products manufactured (or remanufactured) or contracted to be manufactured by it (the “Company Products”) is tin.  For the purpose of the Reasonable Country of Origin Inquiry (RCOI) required pursuant to Item 1.01 (a) of Form SD, the Company continued to receive supply chain responses through May 15, 2014.

Please consult SEC Form SD for definitions of terms used in this Conflict Minerals Report, but not defined herein.

We are not required to submit an audit report of our Conflict Minerals Report prepared by an independent private sector auditor because we have determined in accordance with the requirements of Form SD that the Conflict Minerals in our products are “DRC conflict undeterminable.”

1. Company and Product Overview.

This report has been prepared by management of the Company.

We are a manufacturer, remanufacturer, and distributor of aftermarket automotive parts for import and domestic cars, light trucks, heavy duty, agricultural and industrial applications.  Our products include rotating electrical products such as alternators and starters and wheel hub assemblies and bearings.

We offer over 900 different starter and 1,600 different alternator models for import and domestic cars and trucks.  We employ over 3,000 people in eight locations across the United States, Mexico, Malaysia and Singapore.  We were incorporated in New York in 1968.  Our principal executive offices are located at 2929 California Street, Torrance, CA 90503.

2. Use of Conflict Minerals.

Based upon the Company’s internal assessment, some of the Company Products contain tin, most often as a component of solder.  It is not aware of the presence of any other Conflict Mineral in the Company Products, other than possible trace amounts of Conflict Minerals which may be attributable to the refining process but which are not “necessary to the functionality or production” of any of the Company Products.  The Company acquires solenoids, rectifiers and regulators “off of the shelf” from third party suppliers for inclusion into, or attachment to, starters or alternators manufactured (or remanufactured) by it. Often, tin, a Conflict Mineral, is a component of these purchased items.  The term “off of the shelf” refers to the fact that the Company does not have these items specially manufactured to its specifications but purchases stock items whose performance meets the Company’s requirements. From 26 of the 28 suppliers surveyed, the Company purchased finished goods, in the form of rectifiers, regulators or solenoids, for inclusion in, or attachment to, its manufactured (or remanufactured) products.  Two suppliers sold solder wire or ribbon to the Company.

3. Due Diligence Process.

3.1 Development of Due Diligence Procedures.
The Company’s due diligence procedures and efforts have been developed in conjunction with the 2nd edition of The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplement for tin.  The Company will continue its due diligence and record-keeping processes with regard to Conflict Minerals and conduct its due diligence process in accordance with the OECD Guidance, any program that constitutes a “nationally or internationally recognized due diligence framework” for purposes of compliance with the Rule and the disclosure requirements of Form SD and/or other appropriate due diligence programs.

3.2 Materials Submitted to Suppliers.
As part of this process, we provided each supplier with the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"), a form of Letter  of Certification whereby the supplier certifies that it has completed the Template for calendar year 2013 to the “best of its knowledge and in good faith”, including obtaining such Templates from its sub-tier suppliers.  To further assist the supplier in complying with our request, we provided it with a copy of the Automotive Industry Action Group (AIAG) CM-3 Guide for Responding to the Conflict Minerals Reporting Templates, 1st Edition and the names of smelters which appeared on the Conflict Free Smelters (CFS) list compiled by the Conflict-Free Sourcing Initiative (CFSI).

3.3 Working With and Relying on Suppliers.
In order to determine the presence and source of Conflict Minerals in the Company Products during the year 2013, the Company made inquiry of, and relied upon the responses of, our suppliers and information which they obtained at our request from sub-tier suppliers. In the process of information gathering, Company staff had extensive written and oral communications with representatives of the supplier entities regarding the nature and extent of the information the Company was seeking, the necessity for a thorough response from the supplier or sub-tier supplier to all requests for information from the Company and the need to for the supplier to complete the forms provided by the Company in a timely manner to permit the Company to achieve compliance with the filing requirements of the Rule and Form SD.

4. Reasonable Country of Origin Inquiry (“RCOI”) and RCOI Conclusion.

4.1  Description of RCOI
After conducting our own analysis of Company Products, we concluded that tin was the only Conflict Mineral present.

Following our conduct of a good faith RCOI of Conflict Minerals, we have concluded that Company Products are “DRC conflict undeterminable” (as defined in Item 1.01(d)(5) of Form SD).  We have reached this conclusion because we have been unable to determine the origin of all of the tin used in Company Products.  Some of our suppliers were only able to respond to us on a “company-wide” or “division-wide” basis and not with particularity as to the country of origin of the tin or location of the smelter of that tin in products sold to us.  They and their sub-tier suppliers will require additional time to obtain and verify the information we have requested of them.  However, every supplier has responded substantively (if not completely) to our requests for information.

4.2  Steps to Further Mitigate Risk and Improve Due Diligence in 2014

We have identified the following steps that are intended to improve the quality of information we receive from supplier in 2014 and further to mitigate any risk that necessary Conflict Minerals in Company Products will benefit armed groups:

•	Continue to engage with our suppliers to improve the completeness and accuracy of information provided to us;

•	Encourage suppliers which deal with smelters not appearing on the conflict free list to urge those smelters to obtain CFS status or to consider moving their business to a conflict free smelter wherever possible; and

•	Develop a Supplier Code of Conduct which will reference and reflect the Company’s Conflict Minerals Policy and enhance communication with suppliers in all areas covered by the Code, including Conflicts Minerals compliance.

5.  Conflict Minerals Policy and Compliance Team.

5.1 The Company’s Policy.
The Company’s Board of Directors has adopted a Conflict Minerals Policy, which has been posted on the Company’s website at www.motorcarparts.com/content/corporate-governance and a copy of which will be provided to each of its suppliers.

5.2 Conflict Materials Compliance Team.
The Company has created a team headed by its Vice-President and General Counsel and consisting of representatives from the purchasing, internal audit, quality control and engineering departments with the assistance of an independent consultant to monitor performance by the Company and its suppliers of, and compliance with, its Conflict Minerals Policy. Where necessary or desirable, the Company will conduct or arrange for training of Company and supplier personnel concerning regulatory developments affecting Conflict Minerals.

6. Survey.

6.1 Survey Method.
The Template described in item 3.2 was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.  In addition, the Template contains questions about the origin of Conflict Minerals included in its products, as well as supplier and sub-tier supplier due diligence.  The Company believes the Template has been widely adopted by many companies in their due diligence processes related to Conflict Minerals.

6.2 Independent Audit of Supply Chain.
The Company does not have a direct relationship with tin smelters, nor does it perform direct audits of those entities that provide tin to it or its suppliers. Instead, the Company relies on the due diligence activities and efforts of its suppliers and of industry (EICC or CFSI) or independent organizations to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

6.3 Efforts to Determine Location of Mine and Identification of Smelter.
Tracing materials back to their mine of origin is quite difficult.  Further, in responding to our due diligence survey, our suppliers have listed a total of 211 smelters.  The lists contain much duplication, with suppliers listing as few as one or as many as 60 smelters.  Although 56 of the smelters referenced by our suppliers are on the conflict-free list, we have not yet been able to ascertain whether, in the case of a supplier listing multiple smelters, the tin sold by the supplier, directly or indirectly, to the Company was processed by a smelter on the conflict-free list. Suppliers also listed a total of 26 smelters (with some duplication) in the process of being validated as “conflict free.”  Ultimately, we expect all of our suppliers to deal only with “conflict free smelters” in procuring minerals to be sold to us.  In connection with Conflicts Minerals purchased and used by the Company in the future, we expect to establish a procedure whereby the supplier or sub-tier supplier (if known) will provide this information to us contemporaneously with the shipping information for the mineral.

6.4 Survey Responses.
We identified and surveyed 28 direct suppliers within the scope of our RCOI.  Four (4) other entities had been suppliers in the past but were disregarded because the Company made no purchases from them in 2013.

We received substantive responses to our request for information from all of the entities surveyed.  Eighteen suppliers responded by providing information on a company or division-wide basis, rather than focusing solely on product sold to the Company.  In future years we will endeavor to obtain responses limited to the product sold to us.  Consequently, in many instances the response did not indicate definitively the name of the smelter for the products sold to the Company or the name or location of the mine from which the tin came.

Eighteen of the respondents stated affirmatively that the origin of the tin was not the DRC or any other Covered Country.  Two suppliers stated that the metals were derived from scrap or recycled material.  The rest indicated that, as of the dates of their respective responses, the origin of the tin was unknown. 10 of the suppliers have adopted policies of “conflict free” sourcing.  The rest have not, although many others have committed to the Company that they will do so during 2014.

Thirteen of our suppliers indicated that they performed some due diligence, usually document review, to verify sourcing information received from their sub-tier suppliers.  Twelve have received fully or partially completed Templates from their sub-tier suppliers.

Based on the survey responses, our communications with our suppliers during the process of conducting the survey and preparing this report and our past dealings with these suppliers, we have no reason to believe that any of these statements was incorrect.  As many of our suppliers are not direct purchasers of Conflict Minerals, in responding to certain questions in our survey they have relied on information provided to them by their sub-tier suppliers.  In many cases we do not know the identities of these sub-tier suppliers because suppliers consider their names and locations confidential business information.  However, we have no reason to believe the information submitted to them by their sub-tier suppliers is not accurate.

7. Further Information About the Company.
In addition to this report, for further information about our Conflict Minerals Policy, consult the Company’s website at www.motorcarparts.com.